

Mail Stop 3561

April 30, 2009

Mr. Blake W. Nordstrom
President
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101

> **Re: Nordstrom, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed March 23, 2009**
> **File No. 001-15059**

Dear Mr. Nordstrom:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 38

1.   We note your disclosure of error correction in the statement of cash flows for fiscal year 2007. Tell us when you determined the error in your cash flow statement, your assessment of the materiality of the error and consideration of filing an amended 10-K. We note that you have not labeled your cash flow statement for fiscal year 2007 as restated. Also, discuss your auditors'

consideration of adding an explanatory paragraph regarding error correction per AU 420.

2. Please expand your disclosure of why the cash flows arising from VISA originations and repayments from sales outside of Nordstrom are more properly defined as an investing activity rather than an operating activity. Please add disclosure on how you classify and measure these receivables and whether they are considered held for sale per paragraph 8 of SOP 01-06.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services